AH 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019958

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 10974

MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted]
Heather Agency, Inc.
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 W. Main Street, Suite 109
(No. and Street)

Christiana (City) | Delaware (State) | 19702-1501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Leslie Ridings, Jr. | 302-454-7758 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowland, Johnson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

2 Read's Way, Suite 100 (Address) | New Castle (City) | Delaware (State) | 19720 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Leslie Ridings, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heather Agency, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Kathleen M. Burcham
Notary Public

KATHLEEN M. BURCHAM
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Dec. 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEATHER AGENCY, INC.

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

HEATHER AGENCY, INC.
(Name of Respondent)

56 W. MAIN STREET, SUITE 109
CHRISTIANA, DELAWARE 19702-1501
(Address of Principal Executive Office)

C. LESLIE RIDINGS, JR.
PRESIDENT
HEATHER AGENCY, INC.
56 W. MAIN STREET, SUITE 109
CHRISTIANA, DELAWARE 19702-1501
(Name and Address of Persons Authorized to Receive Notices and Communications From the Securities and Exchange Commission)

HEATHER AGENCY, INC.

CONTENTS

DECEMBER 31, 2001

Rowland, Johnson
& Company, P.A.
Certified Public Accountants
Business Consultants

Board of Directors
Heather Agency, Inc.
Christiana, Delaware

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Heather Agency, Inc. (the Company) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heather Agency, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowland Johnson & Company, P.A.
ROWLAND, JOHNSON & COMPANY, P.A.

February 7, 2002

Richard D. Rowland, CPA
R. Jeffrey Johnson, CPA
Jacqueline F. Kolle, CPA
Deborah L. Horn, CPA

Business Address • 2 Read's Way • Suite 100 • New Castle, Delaware 19720 • (302) 324-0780 • Fax (302) 324-0783
Mailing Address • P.O. Box 11847 • Wilmington, Delaware 19850-1847
E-mail Address: info@rowlandjohnson.com

HEATHER AGENCY, INC.

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 36,132
Deposits with clearing organizations and others	15,000
Receivables from broker-dealers and clearing organizations	99,881
Marketable securities owned, at market	496,466
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $88,758	103,990
Mortgage receivable	27,701
Other assets	50,224
TOTAL ASSETS	$ 829,394

LIABILITIES AND STOCKHOLDER'S EQUITY

Line of credit	$ 86,480
Commissions payable	89,903
Deferred taxes payable	9,311
Accounts payable, accrued expenses and other liabilities	22,887
Long-term notes payable	43,764
TOTAL LIABILITIES	252,345
COMMITMENTS	
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 240 shares issued and 120 shares outstanding	24,000
Retained earnings	597,049
	621,049
Less: Treasury stock – 120 shares, at cost	44,000
TOTAL STOCKHOLDER'S EQUITY	577,049
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 829,394

See accompanying notes and independent auditor's report.

HEATHER AGENCY, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 1,204,461
Losses on firm securities trading accounts	(31,670)
Interest and dividends	6,865
TOTAL REVENUE	1,179,656
EXPENSES	
Employee compensation and benefits	221,507
Commission expense	836,579
Interest expense	6,739
Occupancy expenses	48,547
Communications expense	16,719
Data processing expense	28,103
Travel expenses	23,830
Office expenses	42,895
Depreciation	21,785
Legal and accounting	25,508
Other expenses	12,005
TOTAL EXPENSES	1,284,217
NET LOSS BEFORE INCOME TAXES	(104,561)
INCOME TAX BENEFIT	24,904
NET LOSS	($ 79,657)

See accompanying notes and independent auditor's report.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Treasury Stock
Balance, December 31, 2000	$ 24,000	$ 676,706	($ 44,000)
Net income	-	(79,657)	-
Balance, December 31, 2001	$ 24,000	$ 597,049	($ 44,000)

See accompanying notes and independent auditor's report.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2001

None.

See accompanying notes and independent auditor's report.

HEATHER AGENCY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	($ 79,657)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	21,785
Deferred income taxes	(9,431)
(Increase) decrease in:	
Net receivable from broker-dealers and clearing organizations	7,900
Securities owned, net	45,784
Other, net	(35,983)
Increase (decrease) in:	
Other, net	4,012
NET CASH PROVIDED BY OPERATING ACTIVITIES	(45,590)
CASH FLOW FROM INVESTING ACTIVITIES	
Cash payments for property and equipment	(17,727)
Payments on mortgage receivable	502
NET CASH USED BY INVESTING ACTIVITIES	(17,225)
CASH FLOW FROM FINANCING ACTIVITIES	
Net increase in lines of credit	86,480
Payment of long-term notes payable	(6,054)
NET CASH PROVIDED BY FINANCING ACTIVITIES	80,426
NET DECREASE IN CASH AND EQUIVALENTS	17,611
CASH AND EQUIVALENTS	
Beginning of year	18,521
End of year	$ 36,132

See accompanying notes and independent auditor's report.

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

ACQUISITION OF PROPERTY AND EQUIPMENT	
Cost of property and equipment	$ 41,527
Amount financed	23,800
CASH PAYMENTS FOR PROPERTY AND EQUIPMENT	$ 17,727

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR	
Interest	$ 6,739
Income tax	18,332

HEATHER AGENCY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS – The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Corporation, located in Christiana, Delaware. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, and agency transactions.

SECURITIES TRANSACTIONS – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COMMISSIONS RECEIVABLE - The Company uses the direct write-off method of accounting for losses arising from uncollectible commissions receivable. Under this method, the Company charges current period operations for uncollectible commissions as determined. This method is not in conformity with generally accepted accounting principles, but this departure does not materially affect operating results or the collectibility of the account as stated, and accordingly, the Company has not provided for anticipated losses.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Major renewals and betterments are charged to property accounts while replacement, maintenance and repairs which do not improve or extend the life of the respective assets are expensed.

Depreciation of property and equipment is provided for on the straight-line and various accelerated methods over the estimated useful lives of the assets. Estimated useful lives are as follows:

Furniture and equipment	5 - 7 years
Leasehold improvements	10 - 39 years

During the year ended December 31, 2001, depreciation expense of $21,785 was included in operating expenses.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

CONCENTRATION OF CREDIT RISK - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS - For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2001, consist of the following:

Receivable from clearing organizations	$ 12,201
Fees and commissions receivable	87,680
	$ 99,881

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3: MARKETABLE SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair market values, as follows:

Mutual funds	$ 377,399
Corporate stocks	119,067
	$ 496,466

NOTE 4: MORTGAGE RECEIVABLE

The Company has made a mortgage loan to an employee of the Company who is related to the sole shareholder. The mortgage bears interest at 7% and is due in monthly installments of $205 including interest until March 2024. The mortgage is secured by the borrower's condominium. The principal balance at December 31, 2001 is $27,701.

The estimated current maturities of the mortgage receivable are as follows:

Years Ending December 31,	
2002	$ 538
2003	576
2004	618
2005	663
2006	711
Thereafter	24,595
	$ 27,701

NOTE 5: LINES OF CREDIT

The Company maintains a line-of-credit with First Union Bank in the amount of $50,000. The line of credit bears interest at prime plus 1.75% (6.5% at December 31, 2001). The line is secured by accounts receivable and stockholder's guarantee. The balance outstanding at December 31, 2001 is $50,434 which includes accrued interest of $434.

NOTE 5: LINES OF CREDIT (Continued)

The Company also maintains a margin account with RBC Dain Rauscher. Under this agreement, the Company may borrow up to a specified amount based upon the value of securities in the account. The interest rate changes based upon market conditions and amount borrowed (6.75% at December 31, 2001). The loan is secured by securities with a market value of $496,466 at December 31, 2001. The balance outstanding at December 31, 2001 is $36,046.

NOTE 6: LONG-TERM NOTES PAYABLE

Long-term notes payable consist of the following:

GMAC - interest at annual rate of 5.9%, payable in monthly installments of $514, including interest, until September 2005. Secured by an automobile with a net value of of $19,850	$ 20,690
Chevy Chase Bank - interest at annual rate of 7.59%, payable in monthly installment of $391, including interest, until August 2004, at which time a balloon payment of $14,409 is due. Secured by an automobile with a net value of $23,664	23,074
	43,764

The estimated maturities of long-term notes payable are as follows:

Years Ending December 31,	
2002	$ 8,126
2003	8,673
2004	22,454
2005	4,511
	$ 43,764

NOTE 7: COMMITMENTS

The Company conducts its operation from office space leased under the terms of two operating leases. The first lease is an annually renewable lease with monthly payments of $560. During 2001, $6,720 of rentals were charged to operations for this lease.

The second lease is currently being extended on a month-to-month basis at $3,282 per month. During the year ended December 31, 2001, $39,580 of rentals were charged to operations under this lease.

The Company leases automobiles under various noncancelable leases. During 2001, $10,689 of the lease payments were charged to operations.

Future minimum rentals due under the term of the lease are as follows:

Years Ending December 31,	
2002	$ 6,168
2003	2,570
	$ 8,738

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $355,440 which was $305,440 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of 68% of net capital.

NOTE 9: INCOME TAX BENEFIT

The provision for income tax benefit consists of the following:

Current	
Federal	($ 10,428)
State	(5,045)
	(15,473)

NOTE 9: INCOME TAX BENEFIT (Continued)

Deferred	
Federal	(5,767)
State	(3,664)
	(9,431)
TOTAL	($ 24,904)

The effective Federal income tax rates are lower than that statutory rates due to the effect of state income taxes and certain non-deductible items.

The net deferred tax liability in the accompanying balance sheet includes the following components:

Deferred tax assets relating to:	
Accrued expenses	($ 2,157)
Deferred tax liabilities relating to:	
Property and equipment	7,612
Net unrealized gains on investments available-for-sale	3,856
NET DEFERRED TAX LIABILITY	$ 9,311

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

SUPPLEMENTARY INFORMATION

HEATHER AGENCY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital	$ 577,049
Allowable credits – deferred income taxes payable	9,311
Total capital	586,360
Deductions and/or charges:	
Nonallowable assets	
Furniture, equipment and leasehold improvements, net	103,990
Other assets	77,925
	181,915
Net capital before haircuts on securities positions (tentative net capital)	404,445
Haircuts on securities	
Trading and investment securities	
Stocks and mutual funds	49,005
Net capital	355,440
Aggregate indebtedness (AI)	
Items included in statement of financial condition:	
Line of credit	86,480
Commissions payable	89,903
Accounts payable, accrued expenses and other liabilities	22,887
Long-term notes payable	43,764
Total aggregate indebtedness	243,034
Computation of basis net capital requirement	
Minimum net capital required (6 2/3% of AI)	16,202
Minimum dollar net capital requirement of reporting broker or dealer	50,000
Net capital required (greater of above amounts)	50,000
Excess net capital	305,440
Excess net capital at 1000%	331,137
Percentage of aggregate indebtedness to net capital	68

Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 417,140
Adjustments to reconcile net capital:		
Disallow mortgage receivable	(27,701)	
Note payable addition	(23,074)	
Decrease in value of marketable securities owned	(12,231)	
Recomputation of haircuts	(10,134)	
Allowance of deferred income taxes	9,311	
Other audit adjustments, net	2,129	
Total adjustment		(61,700)
Net capital per above		$ 355,440

HEATHER AGENCY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

Board of Directors
Heather Agency, Inc.
Christiana, Delaware

In planning and performing our audit of the financial statements and supplemental schedules of Heather Agency, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against lost from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowland Johnson and Company, P.A.
ROWLAND, JOHNSON & COMPANY, P.A.

February 7, 2002